SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2014. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

1. Acceptance of the resignation of Mr. Setsuya
Kimura as a director of Philippine Long Distance
Telephone Company (the “Company”), effective
immediately;
2. Election of Mr. Tadashi Miyashita as a director
of the Company to hold office effective
immediately and for the unexpired term of his
predecessor in office, Mr. Setsuya Kimura;
3. Appointment of Mr. Tadashi Miyashita as member
of the Governance and Nomination, Executive
Compensation, Technology Strategy and Risk
Committees, and as Advisor of the Audit Committee;
4. Appointment of Ms. Marisa V. Conde as Vice
President – Financial Planning, effective May 16,
2015; and
5. Approval of the Risk Committee Charter and
appointment of Chairman and Members of the said
Committee.

July 7, 2015

Philippine Stock Exchange, Inc.
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head – Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

July 7, 2015

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	—	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,849 As of May 31, 2015	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St.,, Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	July 7, 2015

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.	Item 4 (Election of Directors and Officers)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on July 7, 2015:

1.	The Board accepted the resignation of Mr. Setsuya Kimura as a director of the Company, effective immediately. The Board expressed their gratitude to Mr. Kimura for his invaluable contribution and wished him continued success in his future endeavours.

The resignation of Mr. Kimura is not expected to have any significant impact on the Company’s current or future operations, financial position or results of operation.

2.	The Board elected Mr. Tadashi Miyashita as a director of the Company to hold office effective immediately and for the unexpired term of his predecessor in office, Mr. Setsuya Kimura.

Mr. Tadashi Miyashita was also appointed as member of the Governance and Nomination, Executive Compensation, Technology Strategy and Risk Committees, and as Advisor of the Audit Committee, effective immediately.

Mr. Tadashi Miyashita is the Executive Director of Global Business Division of NTT DoCoMo, Inc. From 2012 to 2014, he served as Director of Technology Group, Voice and & Video Services Division, and from 2010 to 2012, as Director of Service Network Department, Network Business Division of NTT Communications Corporation. Prior to that, he was the President & CEO of NTT Taiwan Co. Ltd from 2008 to 2010 and Director of Product Management Group, Global Business Division of NTT Communications Corporation from 2005 to 2008. Mr. Miyashita obtained his Bachelor of Engineering Degree and Master of Engineering Degree from Tokyo Institute of Technology.

3.	The Board confirmed the appointment of an officer as follows:

Name	Position	Effectivity Date

Marisa V. Conde	Vice President – Financial Planning	May 16, 2015

Ms. Marisa V. Conde was the Vice President for Finance of Cignal TV from 2013 until May 15, 2015. She was a Manager at Deloitte & Touche LLP (New Jersey, U.S.A.) from November 2010 to 2012, A.F. Paredes & Co., CPAs from July 2009 to November 2010, Ernst & Young LLP (Atlanta, Georgia, USA) from April 2006 to April 2009 and a Senior Manager of Sycip Gorres Velayo & Co. from 1992 to 2006. She is a licensed Certified Public Accountant in the Philippines, New Jersey and Pennsylvania, U.S.A. Ms. Conde obtained her Bachelor of Science Degree in Business Administration, Major in Accounting from Pamantasan ng Lungsod ng Maynila and Master of Business Administration Degree from Asian Institute of Management.

4.	The Board approved the Risk Committee Charter and appointed the following as Chairman and Members of the said Committee:

Pedro E. Roxas, Chairman/Independent Member
Artemio V. Panganiban, Independent Member
Alfred V. Ty, Independent Member
James L. Go, Member
Tadashi Miyashita, Member

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DI	STANCE TELEPHONE COMPANY

By:
/s/Ma. Lourdes C.	Rausa-Chan—

MA. LOURDES C. RAU Corporate Secretar	SA-CHAN y

July 7, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: July 7, 2015